Alex Castillo

Co-founder @ Neurosity
Los Angeles Metropolitan Area

Summary

Building neural devices and neural apps to use our thoughts to interact with technology.

Experience

Neurosity
Co-founder
March 2018 - Present (5 years 5 months)
Greater New York City Area

Working to cure mental illness.

Netflix
Senior Software Engineer
August 2016 - March 2018 (1 year 8 months)
San Francisco Bay Area

Grubhub
Lead Engineer
August 2015 - August 2016 (1 year 1 month)

DOOR3
Associate Director of Technology
September 2010 - August 2015 (5 years)

Multiskin
Co-founder
June 2010 - 2014 (4 years)
Greater New York City Area

MyORB
Software Engineer
2009 - 2011 (2 years)

Contact

www.linkedin.com/in/alexcas (LinkedIn)
neurosity.co (Company)

Top Skills

Software
Brain-computer Interfaces
Wearable Computing

Languages

English
Spanish

Certifications

Developer Expert

Honors-Awards

Stanford University's Health Hackathon

Publications

TEDx - Empowering the Mind

Patents

Instrument Cover System for Customizing Appearance

Education

Parsons School of Design

Bachelor of Fine Arts - BFA, Communication Design

CHAVÓN

Associate of Arts and Sciences - AAS, Communication Design